

December 7, 2012

Via E-mail
Ms. Marliss D. Johnson
Executive Vice President and Chief Financial Officer
Ampco Pittsburgh Corporation
600 Grant Street, Suite 4600
Pittsburgh, PA 15219

   Re: Ampco Pittsburgh Corporation
      Form 10-K for the year ended December 31, 2011
      Filed March 15, 2012
      File No. 001-00898

Dear Ms. Johnson:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Martin James

            Martin James
            Senior Assistant Chief Accountant